UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 8, 2019, announcing the Company's financial results for the second quarter and first half ended June 30, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 9, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES SECOND QUARTER AND
FIRST HALF 2019 RESULTS
HIGHLIGHTS

•	Anticipated Q2 seasonal freight rate weakness
•	Large crude tanker market fundamentals constructive into the winter
•	Share buybacks total USD 27m (USD 0.12 per share) during first half
•	Dividend of USD 0.06 to be paid in October

ANTWERP, Belgium, 8 August 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the first semester and second quarter of 2019 ended 30 June 2019.

Hugo De Stoop, CEO of Euronav said: “Our thesis for 2019 always anticipated freight rate weakness to start during the second quarter as larger and longer than usual refinery maintenance programs ahead of IMO 2020, OPEC production cuts and heavy delivery newbuilding schedule would exacerbate seasonal lower cargo volumes. This has been the case but we are disappointed not to have seen a recovery in the rates yet. Nevertheless, we remain constructive on freight rate recovery in the fourth quarter, based on continued US crude export volume growth and IMO 2020 preparation and its related induced reductions to vessel supply.”

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First quarter 2019	Second quarter 2019	First semester 2019	First semester 2018

Revenue	232,589	169,347	401,936	202,748
Other operating income	2,039	1,121	3,160	2,133

Voyage expenses and commissions	(37,625)	(36,876)	(74,501)	(46,277)
Vessel operating expenses	(54,401)	(52,974)	(107,375)	(78,870)
Charter hire expenses	−	−	−	(15,432)
General and administrative expenses	(19,675)	(16,701)	(36,376)	(31,150)
Net gain (loss) on disposal of tangible assets	(74)	455	381	10,175
Depreciation	(83,856)	(84,685)	(168,541)	(112,977)

Net finance expenses	(23,836)	(23,540)	(47,376)	(26,793)
Bargain purchase	−	−	−	36,280
Share of profit (loss) of equity accounted investees	3,914	3,746	7,660	8,420
Result before taxation	19,075	(40,107)	(21,032)	(51,743)

Tax benefit (expense)	451	1,551	2,002	141
Profit (loss) for the period	19,526	(38,556)	(19,030)	(51,602)

Attributable to: Owners of the company	19,526	(38,556)	(19,030)	(51,602)

The contribution to the result is as follows:

(in thousands of USD)	First quarter 2019	Second quarter 2019	First semester 2019	First semester 2018

Tankers	15,611	(42,301)	(26,690)	(60,026)
FSO	3,915	3,745	7,660	8,424
Result after taxation	19,526	(38,556)	(19,030)	(51,602)

Information per share:

(in USD per share)	First quarter 2019	Second quarter 2019	First semester 2019	First semester 2018

Weighted average number of shares (basic) *	217,447,311	216,561,237	216,994,426	164,550,509
Result after taxation	0.09	(0.18)	(0.09)	(0.31)

* The number of shares issued on 30 June 2019 is 220,024,713.

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First quarter 2019	Second quarter 2019	First semester 2019	First semester 2018

Profit (loss) for the period	19,526	(38,556)	(19,030)	(51,602)
+ Net interest expenses	21,033	20,379	41,412	26,197
+ Depreciation of tangible and intangible assets	83,856	84,685	168,541	112,977
+ Income tax expense (benefit)	(451)	(1,551)	(2,002)	(141)

EBITDA (unaudited)	123,964	64,957	188,921	87,431

+ Net interest expenses JV	1,191	1,146	2,337	970
+ Depreciation of tangible and intangible assets JV	4,456	4,505	8,961	8,961
+ Income tax expense (benefit) JV	436	368	804	854

Proportionate EBITDA	130,047	70,976	201,023	98,216

Proportionate EBITDA per share:

(in USD per share)	First quarter 2019	Second quarter 2019	First semester 2019	First semester 2018

Weighted average number of shares (basic)	217,447,311	216,561,237	216,994,426	164,550,509
Proportionate EBITDA	0.60	0.33	0.60	0.60

All figures, except for the EBITDA and the Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first half of 2019, the Company had a net loss of USD 19.0 million or USD 0.09 per share (first half of 2018: a net loss of USD 51.6 million or USD 0.31 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 201.0 million (first half of 2018: USD 98.2 million).

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second quarter 2019	Second quarter 2018	First Semester 2019	First Semester 2018
VLCC
Average spot rate (in TI pool)*	23,218	16,751	29,150	17,467
Average time charter rate**	27,165	34,976	22,534	34,410
SUEZMAX
Average spot rate***	17,217	12,883	22,220	13,334
Average time charter rate**	30,375	20,882	31,521	23,218

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
***Excluding technical offhire days

EURONAV TANKER FLEET, FINANCING AND ENVIRONMENTAL INITIATIVE

On 5 August 2019 Euronav delivered its oldest vessel, the VLCC VK Eddie (2005 – 305,261 dwt) to her new owners. The vessel will be converted into an FPSO and therefore leave the worldwide trading fleet. A capital gain on the sale of approximately USD 14.4 million will be recorded during the current quarter.

On 14 June 2019 Euronav Luxembourg S.A., a wholly owned subsidiary of Euronav NV successfully completed a tap issue of USD 50 million under its existing senior unsecured bonds (ISIN NO0010793888). The bonds are guaranteed by Euronav NV, mature in May 2022 and carry a coupon of 7.50%. The tap issue was priced at 101% of par value. The outstanding amount after the tap issue will be USD 200 million.

On 18 June 2019 under the auspices of the Global Maritime Forum, Euronav was announced as a founding supporter of the Poseidon Principles, a global framework for assessing and disclosing the climate alignment of financial institutions’ shipping portfolios. The Poseidon Principles establish a common baseline to quantitatively assess and disclose whether financial institutions’ lending portfolios are in line with adopted climate goals.

For further details on the launch of the initiative see the following link: www.poseidonprinciples.org/news/citi-societe-generale-dnb-and-other-leading-international-banks-promote-greener-global-shipping-through-new-principles

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

CAPITAL ALLOCATION

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Board and Management believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of USD 0.12 per share paid each year.

The table below provides an overview of the share purchases which the Company did in the fourth quarter of 2018 and the first half of 2019.

	Total number of shares repurchased	Average price paid per share (EUR)	Average price paid per share (USD)
Q4 2018	545,486	7.27	8.31
Q1 2019	2,132,643	7.75	8.75
Q2 2019	1,155,024	7.92	8.95
Total	3,833,153	7.73	8.76

The above table shows that, over the past three quarters, Euronav has returned USD 31 million from share buy backs equivalent to USD 0.14 per share in addition to its fixed annual dividend policy of USD 0.12 per share.

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Company retained around USD 858 million of liquidity as at the end of June 2019.

DIVIDEND FIRST HALF 2019

Management will propose to the board of Euronav to pay a cash dividend of USD 0.06 per share in early October. This payment is part of Euronav’s minimum fixed dividend policy of USD 0.12 per year. The share will trade ex-dividend as from 26 September 2019 (record date 27 September 2019). The dividend to holders of Euronav shares listed and tradeable on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date.

IMO 2020 PREPARATION

The switch required from 3.5% to 0.5% Sulphur content in the fuel employed by the majority of shipping companies is one of the most impactful pieces of regulation that shipping has had to embrace and adopt. Euronav’s detailed plans and preparations are well advanced for this new environment starting January 2020.

Euronav looks forward to providing more specific details on our IMO 2020 preparations and our outlook for the introduction and impact of this important regulatory change via a webinar and presentation on 5 September 2019. More details on accessing this webinar will be given nearer the time.

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

TANKER MARKET

Vessel supply is arguably the most important factor driving the tanker sector. The restraint in ordering of large crude tankers (VLCC and Suezmax) since the start of the year is welcomed and is encouraging. Since early January only one VLCC order has been confirmed with the rolling 12 month order flow for VLCC running at six year lows.

We believe that the uncertainty around future propulsion systems and the fuel they require in line with the long term greenhouse gas (GHG) reduction set by the IMO for 2050 should contribute to further ordering restraint.

Demand forecasts have weakened modestly over 2019 with the three core agencies (IEA, EIA and OPEC) cutting 2019 demand growth forecasts from 1.4m bpd to 1.2m bpd. It should be noted that this remains above the long term trend growth average of 1.1m bpd (since 1990). Asset values continued to improve primarily in the second hand market where prices for 5 and 10 year old VLCC and Suezmaxes are back at Q1 2016 levels.

Clearly the decision by OPEC to extend their self-imposed production cuts of 1.2m bpd to the end of Q1 2020 provides a challenging background for the wider tanker market. At the same time, US crude exports have continued to offset this negative trend with Q2 posting another quarterly record high volume of oil exported from the US.

The recent attacks on crude tanker tonnage in June and July in the Arabian Gulf have naturally led to instability and increasing risks in the region and Euronav has along with most of our peers taken precautionary actions in order to protect our staff whose safety remains our priority.

OUTLOOK

Our earnings report in April highlighted that the resilient Q1 freight market experienced would give way to some weakness during the second quarter. This has proved to be the case. Refinery maintenance (longer and deeper than anticipated), front end loaded vessel supply (70% of VLCC equivalents due for calendar 2019 delivery were on the water by June) and maintained OPEC production cuts all contributed to downward pressure on freight rates over the past three months and at the start of Q3 which is disappointing as we anticipated a rate recovery earlier.

However, prospects give encouragement for Q4, refinery production is anticipated to return to higher levels for this period ahead of IMO 2020’s introduction in January next year. US crude export growth continues and the recent mark of 3.9m bpd in June reflects that infrastructure bottlenecks are being overcome. Finally, the disruptions around the preparation for IMO 2020 and in particular from VLCC/Suezmax vessels voluntarily exiting the trading fleet in order to retrofit scrubbers should reduce vessel supply during a period of seasonal demand strength.

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

So far in the third quarter of 2019, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 20,600 per day and 65% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 15,800 per day on average with 58% of the available days fixed.

CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 2 p.m. CET today to discuss the results for the first half and second quarter 2019.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	8 August 2019
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	“Q2 2019 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav190808qyQf2mX3.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10133430. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 15 August 2019, beginning at 9 a.m. EDT / 3 p.m. CET on 8 August 2019. Telephone participants located in the U.S. can dial +1-877- 344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10133430.

*
*  *

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 8 August 2019 – 8 a.m. CET _______________________________________

Contact:
Mr. Brian Gallagher – Head of IR and Executive Committee member
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of Q3 2019 results: Tuesday 29 October 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2019	December 31, 2018 *
ASSETS

Non-current assets
Vessels	3,340,837	3,520,067
Other tangible assets	75,550	1,943
Intangible assets	49	105
Receivables	38,275	38,658
Investments in equity accounted investees	40,457	43,182
Deferred tax assets	4,259	2,255

Total non-current assets	3,499,427	3,606,210

Current assets
Bunker inventory	146,181	−
Non-current assets held for sale	23,212	42,000
Trade and other receivables	243,372	305,726
Current tax assets	213	282
Cash and cash equivalents	203,636	173,133

Total current assets	616,614	521,141

TOTAL ASSETS	4,116,041	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	376	411
Hedging reserve	(7,791)	(2,698)
Treasury shares	(41,646)	(14,651)
Retained earnings	302,701	335,764

Equity attributable to owners of the Company	2,195,337	2,260,523

Non-current liabilities
Bank loans	1,249,504	1,421,465
Other Notes	198,264	148,166
Lease liabilities	59,547	−
Other payables	3,945	1,451
Employee benefits	4,804	4,336
Provisions	1,591	4,288

Total non-current liabilities	1,517,655	1,579,706

Current liabilities
Trade and other payables	103,199	87,225
Current tax liabilities	172	41
Bank loans	111,442	138,537
Other borrowings	159,038	60,342
Lease liabilities	28,898	−
Provisions	300	977

Total current liabilities	403,049	287,122

TOTAL EQUITY and LIABILITIES	4,116,041	4,127,351

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Shipping income
Revenue	401,936	202,748
Gains on disposal of vessels/other tangible assets	455	10,175
Other operating income	3,160	2,133
Total shipping income	405,551	215,056

Operating expenses
Voyage expenses and commissions	(74,501)	(46,277)
Vessel operating expenses	(107,375)	(78,870)
Charter hire expenses	−	(15,432)
Loss on disposal of vessels/other tangible assets	(74)	−
Depreciation tangible assets	(168,509)	(112,926)
Depreciation intangible assets	(32)	(51)
General and administrative expenses	(36,376)	(31,150)
Total operating expenses	(386,867)	(284,706)

RESULT FROM OPERATING ACTIVITIES	18,684	(69,650)

Finance income	15,126	7,185
Finance expenses	(62,502)	(33,978)
Net finance expenses	(47,376)	(26,793)

Bargain purchase	−	36,280
Share of profit (loss) of equity accounted investees (net of income tax)	7,660	8,420

PROFIT (LOSS) BEFORE INCOME TAX	(21,032)	(51,743)

Income tax benefit (expense)	2,002	141

PROFIT (LOSS) FOR THE PERIOD	(19,030)	(51,602)

Attributable to:
Owners of the company	(19,030)	(51,602)

Basic earnings per share	(0.09)	(0.31)
Diluted earnings per share	(0.09)	(0.31)

Weighted average number of shares (basic)	216,994,426	164,550,509
Weighted average number of shares (diluted)	216,994,426	164,634,673

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018

Profit/(loss) for the period	(19,030)	(51,602)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(35)	(44)
Cash flow hedges - effective portion of changes in fair value	(5,093)	(201)
Equity-accounted investees - share of other comprehensive income	(1,034)	(160)

Other comprehensive income, net of tax	(6,162)	(405)

Total comprehensive income for the period	(25,192)	(52,007)

Attributable to:
Owners of the company	(25,192)	(52,007)

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,621	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,876	1,844,615

Profit (loss) for the period	−	−	−	−	−	(51,602)	(51,602)
Total other comprehensive income	−	−	(44)	(201)	−	(160)	(405)
Total comprehensive income	−	−	(44)	(201)	−	(51,762)	(52,007)

Transactions with owners of the company
Issue of ordinary shares	−	487,322	−	−	−	−	487,322
Issue and conversion perpetual convertible preferred equity	66,102	−	−	−	−	−	66,102
Dividends to equity holders	−	−	−	−	−	(9,489)	(9,489)
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	−	(9,452)	543,972

Balance at June 30, 2018	239,148	1,702,549	524	(201)	(16,102)	410,662	2,336,580

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 **	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	(19,030)	(19,030)
Total other comprehensive income	−	−	(35)	(5,093)	−	(1,034)	(6,162)
Total comprehensive income	−	−	(35)	(5,093)	−	(20,064)	(25,192)

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(12,999)	(12,999)
Treasury shares	−	−	−	−	(26,995)	−	(26,995)
Total transactions with owners	−	−	−	−	(26,995)	(12,999)	(39,994)

Balance at June 30, 2019	239,148	1,702,549	376	(7,791)	(41,646)	302,701	2,195,337

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition and IFRS 9 on Financial Instruments.
** The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2019	2018 *
	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Cash flows from operating activities
Profit (loss) for the period	(19,030)	(51,602)

Adjustments for:	206,157	84,292
Depreciation of tangible assets	168,509	112,926
Depreciation of intangible assets	32	51
Provisions	283	(3)
Tax (benefits)/expenses	(2,002)	(141)
Share of profit of equity-accounted investees, net of tax	(7,660)	(8,420)
Net finance expense	47,376	26,793
(Gain)/loss on disposal of assets	(381)	(10,175)
Equity-settled share-based payment transactions	−	37
Amortization of deferred capital gain	−	(496)
Gain on bargain purchase	−	(36,280)

Changes in working capital requirements	(68,253)	(23,136)
Change in cash guarantees	(6)	31
Change in inventory	(146,181)	−
Change in trade receivables	1,249	(325)
Change in accrued income	2,174	(2,796)
Change in deferred charges	23,386	(13,186)
Change in other receivables	39,461	(3,760)
Change in trade payables	14,320	(838)
Change in accrued payroll	(3,281)	(13,037)
Change in accrued expenses	(5,438)	13,380
Change in deferred income	7,131	(5,109)
Change in other payables	(929)	2,185
Change in provisions for employee benefits	(139)	319

Income taxes paid during the period	197	18
Interest paid	(46,493)	(21,394)
Interest received	3,606	547
Dividends received from equity-accounted investees	9,350	−

Net cash from (used in) operating activities	85,534	(11,275)

Acquisition of vessels	(3,849)	(147,426)
Proceeds from the sale of vessels	48,615	10,175
Acquisition of other tangible assets	(571)	(272)
Acquisition of intangible assets	−	(1)
Proceeds from the sale of other (in)tangible assets	13	−
Loans from (to) related parties	2,450	118,700
Net cash received from business combinations	−	126,288
Proceeds from sale of subsidiaries	−	120,025
Lease payments received from finance leases	617	−

Net cash from (used in) investing activities	47,275	227,489

(Purchase of) Proceeds from sale of treasury shares	(19,610)	−
Proceeds from new borrowings	368,691	480,056
Repayment of borrowings	(420,866)	(621,890)
Repayment of lease liabilities	(17,043)	−
Transaction costs related to issue of loans and borrowings	(175)	(1,649)
Dividends paid	(13,016)	(9,501)

Net cash from (used in) financing activities	(102,019)	(152,984)

Net increase (decrease) in cash and cash equivalents	30,790	63,230

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(287)	(599)

Net cash and cash equivalents at the end of the period	203,636	206,279

of which restricted cash	−	96,689

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.